UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)*

             AutoNation, Inc. (f/k/a Republic Industries, Inc.)
--------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
--------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 05329W102
--------------------------------------------------------------------------
                               (CUSIP Number)

                             Rosalie V. Arthur
                        333 East Las Olas Boulevard
                       Fort Lauderdale, Florida 33301
                               (954) 769-5944

                              with copies to:
                          Valerie Ford Jacob, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                               (212) 859-8158
--------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                    N/A
--------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  76051610                 Page 2 of 14 Pages

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Michael S. Egan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                17,976,245

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              17,976,245

                10  SHARED DISPOSITIVE POWER

                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    17,976,245 Shares, comprised of (i) 3,333 Shares; (ii) options to acquire 750,000 Shares; and (iii) 17,222,912 Shares owned by the Michael S. Egan Living Trust (or 21,504,910 Shares if the 3,528,665 Shares owned by the GRAT Trusts (as such term is defined below) are included).

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    approximately 5.0% (or approximately 5.9% if the Shares of the GRAT Trusts are included)

14  TYPE OF REPORTING PERSON

    IN

                            SCHEDULE 13D

CUSIP No.  76051610                 Page 3 of 14 Pages

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The Michael S. Egan Living Trust

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                17,222,912

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              17,222,912

                10  SHARED DISPOSITIVE POWER

                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    17,222,912 Shares

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    approximately 4.8%

14  TYPE OF REPORTING PERSON

                            SCHEDULE 13D

CUSIP No.  76051610                 Page 4 of 14 Pages

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The Michael S. Egan Grantor Retained Annuity Trust for Sarah Egan
          Mooney

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                705,733

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              705,733

                10  SHARED DISPOSITIVE POWER

                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    705,733 Shares

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    approximately 0.2%

14  TYPE OF REPORTING PERSON

                            SCHEDULE 13D

CUSIP No.  76051610                 Page 5 of 14 Pages

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The Michael S. Egan Grantor Retained Annuity Trust for
          Eliza Shenners Egan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                705,733

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              705,733

                10  SHARED DISPOSITIVE POWER

                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    705,733 Shares

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    approximately 0.2%

14  TYPE OF REPORTING PERSON

                            SCHEDULE 13D

CUSIP No.  76051610                 Page 6 of 14 Pages

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The Michael S. Egan Grantor Retained Annuity Trust for
          Catherine Lewis Egan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                705,733

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              705,733

                10  SHARED DISPOSITIVE POWER

                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    705,733 Shares

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    approximately 0.2%

14  TYPE OF REPORTING PERSON

                            SCHEDULE 13D

CUSIP No.  76051610                 Page 7 of 14 Pages

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The Michael S. Egan Grantor Retained Annuity Trust for
          Teague Michael Thomas Egan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                705,733

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              705,733

                10  SHARED DISPOSITIVE POWER

                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    705,733 Shares

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    approximately 0.2%

14  TYPE OF REPORTING PERSON

                            SCHEDULE 13D

CUSIP No.  76051610                 Page 8 of 14 Pages

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The Michael S. Egan Grantor Retained Annuity Trust for
          Riley Martin Michael Egan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                705,733

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              705,733

                10  SHARED DISPOSITIVE POWER

                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    705,733 Shares

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    approximately 0.2%

14  TYPE OF REPORTING PERSON

                            SCHEDULE 13D

CUSIP No.  76051610                 Page 9 of 14 Pages

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The 110 Group Trust

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                74

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              74

                10  SHARED DISPOSITIVE POWER

                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    74 Shares

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    less than 0.1%

14  TYPE OF REPORTING PERSON

          This Amendment No. 2 to the Schedule 13D, originally filed on December 4, 1996 and relating to the common stock, par value $0.01 per share (the "Common Stock"), issued by AutoNation, Inc. (f/k/a Republic Industries, Inc.), a Delaware corporation (the "Issuer"), is being filed by The Michael S. Egan Grantor Retained Annuity Trust for Sarah Egan Mooney (the "Sarah Egan Mooney GRAT"), The Michael S. Egan Grantor Retained Annuity Trust for Eliza Shenners Egan (the "Eliza Shenners Egan GRAT"), The Michael S. Egan Grantor Retained Annuity Trust for Catherine Lewis Egan (the "Catherine Lewis Egan GRAT"), The Michael S. Egan Grantor Retained Annuity Trust for Teague Michael Thomas Egan (the "Teague Michael Thomas Egan GRAT"), The Michael S. Egan Grantor Retained Annuity Trust for Riley Martin Michael Egan (the "Riley Martin Michael Egan GRAT") (collectively the "GRAT Trusts"), The Michael S. Egan Living Trust (the "Egan Trust"), the 110 Group Trust (the "110 Trust") (collectively with the GRAT Trusts and the Egan Trust, the "Trusts"), and Michael S. Egan ("Mr. Egan") (collectively with the Trusts, the "Reporting Persons"). The purpose of this amendment is to update certain immaterial changes and to reflect changes in percentage ownership due to the fact that the number of shares of common stock of the Company outstanding has decreased.

ITEM 1.   SECURITY AND ISSUER

          Item number 1 is hereby amended in its entirety as follows:

          The name of the Issuer is AutoNation, Inc. (f/k/a Republic Industries, Inc.). The Issuer is organized under the laws of the State of Delaware and its principal executive offices are located at 110 Southeast 6th Street, Ft. Lauderdale, Florida 33301. The class of equity securities to which this statement relates are shares of common stock, $.01 par value per share, of the Issuer.

ITEM 2.   IDENTITY AND BACKGROUND

          Items number 2(b) and 2(c) are hereby amended in their entirety as follows:

          (b) The business address of each of the Reporting Persons is 333 East Las Olas Boulevard, Fort Lauderdale, Florida 33301.

          (c) The Reporting Persons which are trusts were established for the benefit of their respective beneficiaries. Mr. Egan is the Chairman of the Board of ANC Rental, Inc., located at 200 South Andrews Avenue, Fort Lauderdale, Florida 33301. S. Jacqueline Egan is the wife of Mr. Egan and her address is 333 East Las Olas Boulevard, Fort Lauderdale, Florida 33301. Rosalie Arthur is a Senior Managing Director at Dancing Bear Investments, Inc., located at 333 East Las Olas Boulevard, Fort Lauderdale, Florida 33301. W. A. Bryan Patten is a Chartered Financial Advisor at the Investment Firm of Patten & Patten, Inc., located at 520 Lookout Street, Chattanooga, Tennessee 37403. Dennis Dustin Smith is a partner at the law firm of Tripp, Scott, P.A., located at 110 S.E. 6th Street, Fort Lauderdale, Florida 33301.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The second paragraph of Item 3 is hereby amended in its entirety as follows:

          S. Jacqueline Egan, a trustee under the 110 Trust, used personal funds and borrowings pursuant to a margin account to purchase 3,500 Shares of Common Stock which she beneficially owns. The total purchase price for the Shares was $99,972.25. Rosalie Arthur, a trustee under the GRAT Trusts and the 110 Trust, used personal funds to purchase 2,000 Shares of Common Stock which she beneficially owns. The total purchase price for the Shares was $50,306.75.

ITEM 4.   PURPOSE OF TRANSACTION

          The final paragraph of Item 4 is hereby amended in its entirety as follows:

          S. Jacqueline Egan and Rosalie V. Arthur each acquired their respective Shares of Common Stock for investment purposes, and depending upon price, general economic and stock market conditions and other factors, each may sell, or otherwise dispose of, such Shares or acquire additional Shares.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item number 5 is hereby amended in its entirety as follows:

          (a) The percentages of Common Stock set forth in this Item 5 are based upon information obtained from the Issuer that as of March 14, 2000 there were 361,106,991 Shares of Common Stock outstanding. The Shares beneficially owned by the Subject Persons are as follows:

          (i) Mr. Egan (i) beneficially owns 17,976,245 Shares (which include 750,000 Shares issuable upon exercise of stock options and 17,222,912 Shares owned by the Egan
                  Trust) which represent approximately 5.0% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934) and
                  (ii) may be deemed to beneficially own the 3,528,665 Shares owned by the GRAT Trusts for a total of 21,504,910 Shares which represent approximately 5.9% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934);
          (ii) the Egan Trust beneficially owns 17,222,912 Shares which represent approximately 4.8% of the outstanding Common Stock;
          (iii) the Sarah Egan Mooney GRAT beneficially owns 705,733 Shares which represent approximately 0.2% of the outstanding Common Stock;
          (iv) the Eliza Shenners Egan GRAT beneficially owns 705,733 Shares which represent approximately 0.2% of the outstanding Common Stock;
          (v) the Catherine Lewis Egan GRAT beneficially owns 705,733 Shares which represent approximately 0.2% of the outstanding Common Stock;
          (vi) the Teague Michael Thomas Egan GRAT beneficially owns 705,733 Shares which represent approximately 0.2% of the outstanding Common Stock;
          (vii) the Riley Martin Michael Egan GRAT beneficially owns 705,733 Shares which represent approximately 0.2% of the outstanding Common Stock;
          (viii) the 110 Trust beneficially owns 74 Shares which represent less than 0.1% of the outstanding Common Stock;
          (ix) S. Jacqueline Egan, a trustee under the 110 Trust, beneficially owns 3,500 Shares which represent less than 0.1% of the outstanding Common Stock; and
          (x) Rosalie V. Arthur, a trustee under the GRAT Trusts and the 110 Trust, beneficially owns 2,000 Shares which represent less than 0.1% of the outstanding Common Stock.

          (b) Mr. Egan has voting and dispositive power with regard to the Shares held by him. The Trustees have voting and dispositive power with regard to the Shares held by the Reporting Person for which they serve as a trustee. Under the terms of the agreement establishing the GRAT Trusts, Mr. Egan has the right to acquire the Shares held by the GRAT Trusts and to substitute other property of equivalent value at the time of such substitution. Therefore, Mr. Egan may be deemed to be the beneficial owner of such Shares.

          (c) Not Applicable

          (d) Rosalie Arthur, Dennis Dustin Smith and W. A. Bryan Patten, as independent trustees of each of the GRAT Trusts, have the power to pay to Mr. Egan's spouse or the personal representatives or other legal representatives of her estate any amounts of income or principal from the GRAT Trusts.

          (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 is hereby amended by the addition of the following:

          From time to time, there may be transfers of Shares between group members and/or between group members and entities controlled by group members. Such transfers have no effect on the beneficial ownership of the group described herein, and pursuant to such transfers, no person other than Mr. Egan or the trustees of the Trusts can obtain voting power or dispositive power over the Shares.

                               SIGNATURE PAGE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Dated:  March 23, 2000

                                 THE MICHAEL S. EGAN LIVING TRUST

                                 By:   /s/ Michael S. Egan
                                    ---------------------------------
                                 Name:   Michael S. Egan
                                 Title:  Trustee

                                 THE MICHAEL S. EGAN GRANTOR RETAINED
                                 ANNUITY TRUST FOR SARAH EGAN MOONEY

                                 By:   /s/ Michael S. Egan
                                    ---------------------------------
                                 Name:   Michael S. Egan
                                 Title:  Trustee

                                 THE MICHAEL S. EGAN GRANTOR RETAINED
                                 ANNUITY TRUST FOR ELIZA SHENNERS EGAN

                                 By:   /s/ Michael S. Egan
                                    ---------------------------------
                                 Name:   Michael S. Egan
                                 Title:  Trustee

                                 THE MICHAEL S. EGAN GRANTOR RETAINED
                                 ANNUITY TRUST FOR CATHERINE LEWIS EGAN

                                 By:  /s/ Michael S. Egan
                                    ---------------------------------
                                 Name:   Michael S. Egan
                                 Title:  Trustee

                                 THE MICHAEL S. EGAN GRANTOR RETAINED
                                 ANNUITY TRUST FOR TEAGUE MICHAEL THOMAS
                                 EGAN

                                 By:   /s/ Michael S. Egan
                                    ---------------------------------
                                 Name:   Michael S. Egan
                                 Title:  Trustee

                                 THE MICHAEL S. EGAN GRANTOR RETAINED
                                 ANNUITY TRUST FOR RILEY MARTIN MICHAEL EGAN

                                 By:   /s/ Michael S. Egan
                                    ---------------------------------
                                 Name:   Michael S. Egan
                                 Title:  Trustee

                                 THE 110 GROUP TRUST

                                 By:   /s/ Rosalie V. Arthur
                                    ---------------------------------
                                 Name:   Rosalie V. Arthur
                                 Title:  Trustee

                                 MICHAEL S. EGAN

                                 By:   /s/ Michael S. Egan
                                    ---------------------------------
                                 Name:   Michael S. Egan

                                 EXHIBIT A

                           JOINT FILING AGREEMENT


The undersigned agree that the foregoing Statement on Schedule 13D is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(f).

Dated:  March 23, 2000
                                  THE MICHAEL S. EGAN LIVING TRUST

                                  By:   /s/ Michael S. Egan
                                     ---------------------------------
                                  Name:   Michael S. Egan
                                  Title:  Trustee

                                  THE MICHAEL S. EGAN GRANTOR RETAINED
                                  ANNUITY TRUST FOR SARAH EGAN MOONEY

                                  By:   /s/ Michael S. Egan
                                     ---------------------------------
                                  Name:   Michael S. Egan
                                  Title:  Trustee

                                  THE MICHAEL S. EGAN GRANTOR RETAINED
                                  ANNUITY TRUST FOR ELIZA SHENNERS EGAN

                                  By:   /s/ Michael S. Egan
                                     ---------------------------------
                                  Name:   Michael S. Egan
                                  Title:  Trustee

                                  THE MICHAEL S. EGAN GRANTOR RETAINED
                                  ANNUITY TRUST FOR CATHERINE LEWIS EGAN

                                  By:   /s/ Michael S. Egan
                                     ---------------------------------
                                  Name:   Michael S. Egan
                                  Title:  Trustee

                                  THE MICHAEL S. EGAN GRANTOR RETAINED
                                  ANNUITY TRUST FOR TEAGUE MICHAEL THOMAS
                                  EGAN

                                  By:   /s/ Michael S. Egan
                                     ---------------------------------
                                  Name:   Michael S. Egan
                                  Title:  Trustee

                                  THE MICHAEL S. EGAN GRANTOR RETAINED
                                  ANNUITY TRUST FOR RILEY MARTIN MICHAEL EGAN

                                  By:   /s/ Michael S. Egan
                                     ---------------------------------
                                  Name:   Michael S. Egan
                                  Title:  Trustee

                                  THE 110 GROUP TRUST

                                  By:   /s/ Rosalie V. Arthur
                                     ---------------------------------
                                  Name:   Rosalie V. Arthur
                                  Title:  Trustee

                                  MICHAEL S. EGAN

                                  By:   /s/ Michael S. Egan
                                     ---------------------------------
                                  Name:   Michael S. Egan